UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[x]    Annual Report Pursuant to Section 15(D) of the Securities Exchange Act of
       1934

For the fiscal year ended December 31, 2006
                          -----------------

                                       OR

[] Transition Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(k) PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PS BUSINESS PARKS, INC.
                               701 Western Avenue
                             Glendale, CA 91201-2349

                          PS 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE



                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----



Report of Independent Registered Public Accounting Firm                     1


Financial Statements:

  Statements of Net Assets Available
    for Benefits at December 31, 2006 and 2005                              2

  Statement of Changes in Net Assets
    Available for Benefits for the year ended December 31, 2006             3

  Notes to Financial Statements                                         4 - 9


Supplemental Schedule:

  Schedule I - Schedule of Assets (Held at End of Year)                    10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PS 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


Los Angeles, California
June 22, 2007

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                                    At December 31,
                                                                           --------------------------------
                                                                               2006               2005
                                                                           -------------       ------------
  ASSETS
  Investments at fair value..........................................      $75,944,310         $61,797,501

  Receivables:
     Participant contributions.......................................          110,246             121,045
     Employer contributions..........................................          279,481             139,461
                                                                           -------------       ------------
  Total receivables..................................................          389,727             260,506
                                                                           -------------       ------------
  Total assets.......................................................       76,334,037          62,058,007

  LIABILITIES
  Accrued expenses...................................................                -              19,860
                                                                           -------------       ------------
  Total liabilities..................................................                -              19,860
                                                                           -------------       ------------
  Net assets available for benefits at fair value                           76,334,037          62,038,147

  Adjustment from fair value to contract value for fully
  benefit-responsive investment contracts............................          142,222             142,316
                                                                           -------------       ------------

  Net assets available for benefits..................................      $76,476,259         $62,180,463
                                                                           =============       ============


                             See accompanying notes.
                                        2

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2006

 Additions to Net Assets Attributed to:

       Investment income:
         Net appreciation in fair value of investments.......    $   10,282,144
         Interest income.....................................           329,742
         Dividend income.....................................         2,269,065
                                                                 ---------------
                                                                     12,880,951

       Contributions:
         Participant.........................................         3,634,285
         Participant rollovers...............................           408,572
         Employer............................................         1,964,635
                                                                 ---------------
                                                                      6,007,492
                                                                 ---------------
       Total additions.......................................        18,888,443

 Deductions from Net Assets Attributed to:

       Benefits paid to participants.........................         4,546,060
       Administrative expenses...............................            46,587
                                                                 ---------------
       Total deductions......................................         4,592,647
                                                                 ---------------
   Increase in net assets available for benefits.............        14,295,796
   Net assets available for benefits - beginning of year.....        62,180,463
                                                                 ---------------
   Net assets available for benefits - end of year...........    $   76,476,259
                                                                 ===============

                             See accompanying notes.
                                        3

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006


1.       Description of the Plan
         -----------------------

         General
         -------

         The PS 401(k) Profit Sharing Plan (the "Plan") encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries, collectively, (the "Company"). The following description of the Plan provides only general information. Participants should refer to the Plan documentation for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

         The Company appoints a committee to administer the Plan. At December 31, 2006, the Plan Administrative Committee is comprised of seven officers of the Company with Union Bank of California acting as Trustee (the "Trustee").

         Through December 31, 2006, Union Bank of California served as Trustee (the "Trustee") of the Plan. Effective January 1, 2007, Wells Fargo Bank became the Plan trustee.

         On August 22, 2006, Public Storage merged with Shurgard Storage Centers, Inc. ("Shurgard"). Shurgard was the plan sponsor and administrator of the Shurgard Employee Retirement Savings Plan (the "Shurgard Plan"). Effective January 1, 2007, pursuant to an amendment of the Plan, the Shurgard Plan was merged into the Plan and all participants active in the Shurgard Plan as of that date became eligible employees of the Plan on that date.

         Other significant provisions of the Plan are as follows:

         Contributions
         -------------

         Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. During 2006, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

         The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document. The Company also contributes an additional fifty cents ($.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation. The Company's aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document. The matching contribution is 100% vested. Additional amounts may be contributed at the discretion of the Company. No such additional contributions were made in 2006.

         Vesting
         -------

         Since January 1, 2005 employee deferrals and the Company's matching contribution are 100% vested and non-forfeitable. Prior to January 1, 2005, the Company contributed a guaranteed 3% to all eligible Plan participants; these amounts vested over a seven year period.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006


         With respect to Company contributions before January 1, 2005, each participant's account became 10 percent vested (non-forfeitable) after two years of service (as defined), 20 percent after three years of service and an additional 20 percent for each additional year of service thereafter.

         Upon death, severance by reason of disability, or the attainment of the participant's sixty-fifth birthday, a participant automatically becomes fully vested to the extent of the balance in their account. In the event the Plan is terminated or contributions are completely discontinued, each participant becomes fully vested.

         Investment Options

         Since December 19, 2005, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following 15 investment options:

         1.    Dodge & Cox International Stock Fund
         2.    American Funds EuroPacific Growth Fund/R5
         3.    American Funds Growth Fund of America/R5
         4.    Individually Directed Account
         5.    Oakmark Equity & Income I Fund
         6.    PIMCO Total Return Institutional Fund
         7.    Selected American Shares D
         8.    T. Rowe Price Equity Income Fund
         9.    T. Rowe Price Real Estate Fund (since October 31, 2006)
         10.   UBOC Stable Value B Fund
         11.   Vanguard Explorer Admiral Fund
         12.   Vanguard Extended Market Index Fund
         13.   Vanguard 500 Index Admiral Fund
         14.   Vanguard Short Term Federal Admiral Fund
         15.   Vanguard Windsor II Admiral Fund

         Prior to December 19, 2005, participants had the option to direct contributions to the Company's securities. Effective December 19, 2005, participants no longer have that option. Existing holdings of the Company's securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 5).

         Distributions from the Trust Fund
         ---------------------------------

         Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant's vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

         Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Plan Administrative Committee.

         Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants enrolled in the Plan prior to and including December 31, 1983 may elect alternative distribution methods.

         Forfeited Accounts
         ------------------

         Forfeitures of profit sharing contributions will be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company's safe harbor matching contribution or (iii) reduce Plan expenses. During 2006, a total of $106,000 in non-vested amounts were forfeited and will be allocated to eligible Plan participants in 2007.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006

         During 2006, $948,000 was allocated to eligible Plan participants based upon the extent an individual participant's compensation bears to the total eligible compensation of all such eligible participants in the Plan year the amounts were forfeited. These amounts represent forfeitures during 2005.

2.       Summary of Significant Accounting Principles
         --------------------------------------------

         Basis of Accounting
         -------------------

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

         Estimates
         ---------

         The  preparation  of  financial  statements  in  conformity  with  U.S.
         generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Income Tax Status
         -----------------

         The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under
         Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt. The Company has indicated it will take the necessary steps, if any, to maintain the Plan's qualified status.

         Recently Issued Accounting Standards
         ------------------------------------

         In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

         As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. SOP 94-4- 1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006

         Investment Valuation and Income Recognition
         -------------------------------------------

         The Plan's investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year. The investment contracts are presented at fair value on the statement of net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.       Investments
         -----------

         Union Bank has custody of the investments under a non-discretionary trust agreement with the Plan.

         The following presents the fair value of investments at December 31, 2006 and 2005 that represent five percent (5%) or more of the Plan's net assets available for benefits:

                                                       2006             2005
                                                  -------------   -------------
         UBOC Stable Value B Fund                 $  8,365,985    $  8,371,508
         Mutual Funds:
            Oakmark Equity & Income I                8,889,270       8,307,289
            Vanguard Index 500                       8,909,086       8,045,759
            The Growth Fund of America               6,439,719       5,158,086
         Public Storage Common Stock                24,697,256      17,901,822
         Public Storage Equity Stock, Series A       3,867,503       3,837,069


         During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                    2006
                                                             ---------------
         Mutual Funds......................................  $    2,583,890
         Common and Equity Stock...........................       7,698,254
                                                             ---------------
             Totals                                          $   10,282,144
                                                             ===============

4.       Administration Fees
         -------------------

         For the Plan year ended December 31, 2006, the Plan paid to the Trustee a quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan. The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

5.       Related Party Transactions
         --------------------------

         Prior to December 19, 2005, participants had the option of directing contributions to the Company's securities. The Company is the Plan sponsor as defined by the Plan document. While participants no longer have the option of directing contributions to the Company's securities, participants can continue to hold such investments and the Plan held the following shares in the Company's securities from contributions prior to December 19, 2005:

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006


                                                        At December 31, 2006            At December 31, 2005
                                                   ----------------------------   -----------------------------
                                                    Shares            Amount        Shares            Amount
                                                   -----------  ---------------   -----------   ---------------
         Public Storage Common Stock                 253,305     $  24,697,256      264,351      $  17,901,822
         Public Storage Equity Stock, Series A       147,221         3,867,503      138,673          3,837,069
         PS Business Parks Common Stock               10,112           715,020       10,126            498,187
                                                   -----------  ---------------   -----------   ---------------
         Totals                                      410,638     $  29,279,779      413,150      $  22,237,078
                                                   ===========  ===============   ===========   ===============

         Ronald L. Havner Jr., the Vice-Chairman, Chief Executive Officer and President of Public Storage, Inc. and Chairman of the Board of PS Business Parks, Inc., is a Plan participant and is a member of the Board of Directors of Union BanCal Corporation, which is the parent company of the Trustee.

         UBOC Stable Value B, is a money market fund offered by the Plan's Trustee. At December 31, 2006 and 2005, Plan participants' held $8,365,985 and $8,371,508, respectively, in this investment selection.

6.       Risks and Uncertainties
         -----------------------

         The Plan provides for investment in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

7.       Concentrations
         --------------

         Investments in the Company's securities comprised approximately 38% and 36% of the Plan's total investments as of December 31, 2006 and 2005, respectively.

8.       Plan Amendments
         ----------------

         Effective January 1, 2005, the Plan was amended to incorporate the following changes:

         o An employee is eligible to participate in the Plan if he or she is at least 21 years old and has completed 30 days of employment.

         o The Company no longer offers the guaranteed three percent (3%) contribution of compensation to each participant.

         o    The  Company  contributes  one  dollar  ($1.00)  for  each  dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document. The Company also contributes an additional fifty cents ($.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation. The Company's aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document. The matching contribution is 100% vested.

         Effective December 19, 2005, the Plan was amended to incorporate the following changes:

         o Participants no longer have the option to direct contributions to the Company's securities. Existing holdings of Company securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006

9.       Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

         The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31:


                                                                    2006             2005
                                                               ------------     ------------
         Investments per the financial statements              $ 75,944,310     $ 61,797,501
         Plus: Adjustment from fair value to contract value
          for fully benefit-responsive investment contracts         142,222          142,316
                                                               ------------     ------------
         Investments per the Form 5500                         $ 76,086,532     $ 61,939,817
                                                               ============     ============


10.      Subsequent Event
         ----------------

         Effective January 1, 2007, Participants may designate all or a portion of his or her elective contributions as "Roth Contributions", subject to certain limitations and other specific terms delineated in the Plan document.

                            SUPPLEMENTAL INFORMATION

                                   SCHEDULE I

                          PS 401(k) PROFIT SHARING PLAN
                              SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2006

                   Employer Identification Number: 95-3551121
                                Plan Number: 001

(a)             (b)                                         (c)                                (e)

                                          Description of investment including maturity
  Identity of issue, borrower,              date, rate of interest, collateral, par           Current
   lessor, or similar party                            or maturity date                        Value
------------------------------------     ---------------------------------------------    ---------------

*  Union Bank of California                  UBOC Stable Value B Fund                      $  8,223,763
*  Union Bank of California                  Stock Liquidity Management Account                   1,352
   Dodge & Cox Funds                         Dodge & Cox International Stock Fund             2,044,190
   American Funds                            EuroPacific Growth Fund                            258,657
   American Funds                            The Growth Fund of America                       6,439,719
   The Oakmark Funds                         Equity & Income I Fund                           8,889,270
   PIMCO Funds                               PIMCO Total Return Institutional Fund              889,193
   Selected American Funds                   Selected American D Fund                         1,942,798
   T. Rowe Price                             T. Rowe Price Equity Income Fund                   104,868
   T. Rowe Price                             T. Rowe Price Real Estate Fund                     624,312
   The Vanguard Group Mutual Funds           Explorer Admiral Fund                            2,447,732
   The Vanguard Group Mutual Funds           Extended Market Index Fund                         354,451
   The Vanguard Group Mutual Funds           Index 500 Fund                                   8,909,086
   The Vanguard Group Mutual Funds           Short Term Federal Admiral Fund                  3,133,699
   The Vanguard Group Mutual Funds           Windsor II Admiral Fund                          2,314,400
*  Public Storage                            Company common stock                            24,697,256
*  Public Storage                            Company equity stock                             3,867,503
*  PS Business Parks, Inc.                   Company common stock                               715,020
   Individually Directed Accounts            Various investment securities                       87,041
                                                                                          ---------------
   Total Investments                                                                       $ 75,944,310
                                                                                          ===============

*  Indicates a party-in-interest of the Plan.
   Note: As all Plan investments are participant directed, column (d) providing certain participant directed transaction cost information is not applicable and has been omitted.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS
Business Parks, Inc. of our report dated June 22, 2007, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.


                                                           /s/ Ernst & Young LLP


Los Angeles, California
June 22, 2007

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          PS 401(k) PROFIT SHARING PLAN

Date: June 28, 2007

                                          By: /s/ Candace Krol
                                              ----------------
                                              Candace Krol
                                              Chairman, Administrative Committee